1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2005.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date August 23, 2005	By	/s/ Chen Guangshui
Chen Guangshui,
Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30TH JUNE, 2005

The Board of the Company is pleased to announce the unaudited interim operating results of the Company for the six months ended 30th June, 2005:

•	Net sales was RMB6,050.2 million (or approximately US$731.0 million, or HK$5,681.3 million), an increase of 35.9% as compared with the net sales of RMB4,452.4 million (or approximately US$538.0 million, or HK$4,196.0 million) for the same period last year.

•	Net income attributable to the equity holders of the Company was RMB1,884.1 million (or approximately US$227.6 million, or HK$1,769.2 million), an increase of 53.9% as compared with the net income attributable to the equity holders of the Company of RMB1,224.4 million (or approximately US$147.9 million, or HK$1,153.9 million) for the same period last year.

The board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) is pleased to present the Company’s unaudited interim operating results for the six months ended 30th June, 2005, which have been reviewed by the audit committee of the Board.

In the first half of 2005, net sales of the Company were RMB6,050.2 million, representing an increase of RMB1,597.8 million or 35.9 % over the same period last year. Net income attributable to the equity holders of the Company was RMB1,884.1 million, representing an increase of RMB659.6 million or 53.9% as compared to the same period last year.

SUMMARY OF UNAUDITED FINANCIAL INFORMATION

(prepared in accordance with International Financial Reporting Standards (“IFRS”))

	For the six months ended 30th June
	2005	2004	% change as compared to the same period last year	For the year ended 31st December 2004
	(RMB’000)	(RMB’000)	(+/-)	(RMB’000)
	(unaudited)	(unaudited)		(audited)
Net sales
Coal net sales	5,958,168	4,341,689	37.2	10,354,337
Domestic	4,537,474	3,181,129	42.6	7,406,988
Exports	1,420,694	1,160,560	22.4	2,947,349
Net income of railway transportation service	92,064	110,731	-16.9	220,771
Total net sales	6,050,232	4,452,420	35.9	10,575,108
Gross profit	3,621,172	2,494,683	45.2	6,023,405
Operating income	2,773,768	1,850,454	49.9	4,709,274
Interest expenses	(14,250)	(20,012)	-28.8	(35,942)
Income before income taxes	2,759,518	1,830,442	50.8	4,673,332
Net income attributable to the equity holders of the Company	1,884,054	1,224,433	53.9	3,154,317
Net cash from operating activities	2,620,952	2,328,937	12.5	4,418,381
Earnings per share Note (RMB/share)	0.383	0.267	43.4	0.665

Note:	With reference to the total share capital of the Company after the issue of bonus shares through the capitalization of the capital reserve of the Company (on the basis of 6 bonus shares for every ten shares) for the year 2004, the total share capital of 3,074 million, 2,870 million and 3,074 million shares of the Company for the six months ended 30th June, 2005 and 30th June, 2004 and for the year ended 31st December, 2004, respectively are adjusted to become 4,918.4 million, 4,592 million and 4,743.6 million shares, respectively for the purpose of calculating the earnings per share.

	For the six months ended 30th June		For the year ended 31st December 2004
	2005	2004
	(RMB’000)	(RMB’000)	(RMB’000)
	(unaudited)	(unaudited)	(audited)
Current assets	10,851,724	5,815,913	8,306,406
Current liabilities	3,620,216	2,733,414	2,545,111
Total assets	20,575,746	15,024,855	18,336,697
Shareholder’s equity	16,634,419	11,836,992	15,523,751
Return on net assets (%)	11.3	10.34	20.32
Net asset value per share Note (RMB/share)	3.38	2.58	3.27

Note:	With reference to the total share capital of the Company after the issue of bonus shares through the capitalization of the capital reserve of the Company (on the basis of 6 bonus shares for every ten shares) for the year 2004, the total share capital of 3,074 million, 2,870 million and 3,074 million shares of the Company for the six months ended 30th June, 2005 and 30th June, 2004 and for the year ended 31st December, 2004, respectively are adjusted to become 4,918.4 million, 4,592 million and 4,743.6 million shares, respectively for the purpose of calculating the net asset value per share.

REVIEW OF OPERATIONS

The following discussion is based on the Company’s unaudited financial results for the first half of 2005 and 2004 respectively, which were prepared in accordance with IFRS.

Coal Production

In the first half of 2005, raw coal production of the Company was 18.44 million tonnes, representing a decrease of 1.37 million tonnes or 6.9% as compared to the same period last year. The decrease in raw coal production was because the villages with coal underneath moved out behind schedule in the first half of 2005. The Company’s timely adjustment and optimization of its coal mines production layout kept a stable raw coal production.

In the first half of 2005, salable coal production of the Company was 17.20 million tonnes, representing a decrease of 1.43 million tonnes or 7.7% as compared to the same period last year.

Coal Sales

In the first half of 2005, coal sales of the Company were 16.64 million tonnes, representing a decrease of 2.4 million tonnes or 12.6%, as compared to the same period last year. The decrease in coal sales was mainly caused by a decrease in coal production. Among which, (i) sales to the domestic market were 12.94 million tonnes, representing a decrease of 1.27 million tonnes or 8.9%, as compared to the same period last year; (ii) sales to the export market were 3.70 million tonnes, representing a decrease of 1.13 million tonnes or 23.4%, as compared to the same period last year.

In the first half of 2005, the Company implemented measures to optimize the sale product mix. The percentage of clean coal sales to total sales increased to 53.7% from 50.5% in the same period last year.

Coal Sales Prices

The following table sets out the selling prices of the Company’s products for the six months ended 30th June, 2005, 30th June, 2004, 31st December, 2004 and for the year ended 31st December, 2004 respectively (prepared in accordance with IFRS):

	For the six months ended 30th June		For the six months ended 31st December 2004	For the year ended 31st December, 2004
	2005	2004
	Average price of coal products (RMB per tonne)
Clean Coal
No. 1 Clean Coal	500.99	311.18	381.40	349.26
No. 2 Clean Coal	479.66	258.95	372.89	318.13
Domestic	522.30	291.80	383.57	346.17
Exports	418.39	244.07	365.17	301.83
No. 3 Clean Coal	367.07	240.48	344.62	293.71
Domestic	367.65	243.43	360.46	298.64
Exports	366.39	236.88	330.63	288.62
Lump Coal	446.34	336.46	452.99	377.92
Domestic	454.14	361.93	466.51	399.60
Exports	395.21	257.55	407.49	308.75
Subtotal for Clean Coal	413.07	253.29	358.12	306.64
Domestic	433.63	266.17	373.23	319.60
Exports	383.97	240.50	344.24	294.26
Screened Raw Coal	333.82	219.47	303.52	258.93
Mixed Coal and others	147.35	111.73	159.06	138.71
Average	358.08	228.05	317.03	272.45
Domestic	350.68	223.82	306.78	264.65

Note:	1	The average price of coal products is the invoice price minus sales taxes, transportation cost from the Company to the ports, port charges and various miscellaneous fees.

	2	The historic average price per tonne of each type of coal products for the six months ended 31st December, 2004, was calculated based on the following formula:

		(Net sales of each type of coal products for the year ended 31st December, 2004) less (Net sales of each type of coal products for the six months ended 30th June 2004)
		(Sales volume of each type of coal products for the year ended 31st December 2004) less (Sales volume of each type of coal products for the six months ended 30th June 2004)

	3	The average coal prices for the first half of 2004, second half of 2004 and the year 2004 have taken into account the impact resulting from the consolidation of Yanmei Shipping and have been adjusted with reference to the prices disclosed in the previous regular reports.

The Company’s average coal price for the first half of 2005 was RMB358.08/tonne, representing an increase of RMB130.03/tonne or 57.0%, as compared to the same period last year. Among which, average domestic coal price was RMB350.68/tonne, representing an increase of RMB126.86/tonne or 56.7%, as compared to the same period last year; while average export coal price was RMB383.97/tonne, representing an increase of RMB143.47/tonne or 59.7%, as compared to the same period last year.

Increase in average coal price of the Company was mainly due to: 1) the increase in coal prices in domestic and overseas markets as compared to the same period last year; and 2) the increase in coal sales net price through the implementation of sales strategies such as the optimization of product mix and transportation structure.

Net Sales of Coal

Net sales of coal of the Company were RMB5,958.2 million in the first half of 2005, representing an increase of RMB1,616.5 million or 37.2%, as compared to the same period last year. Among which, net domestic sales were RMB4,537.4 million, representing an increase of RMB1,356.3 million or 42.6%; while net export sales were RMB1,420.7 million, representing an increase of RMB260.1 million or 22.4%, as compared to the same period last year.

The following table sets out the sales volume and net sales in coal by product category for the six months ended 30th June, 2005 and 30th June, 2004 respectively (prepared in accordance with IFRS):

	For the six months ended 30th June, 2005			For the six months ended 30th June, 2004
	(unaudited)			(unaudited)
	Sales volume ‘000 tonnes	Net sales RMB’000	% to total net sales (%)	Sales volume ‘000 tonnes	Net sales RMB’000	% to total net sales (%)
Clean Coal
No. 1 Clean Coal	403.9	202,361	3.4	288.9	89,893	2.1
No. 2 Clean Coal	3,004.4	1,441,087	24.2	3,041.9	787,697	18.1
Domestic	1,771.5	925,247	15.5	948.3	276,721	6.4
Exports	1,232.9	515,840	8.7	2,093.6	510,976	11.8
No. 3 Clean Coal	5,293.0	1,942,915	32.6	5,798.0	1,394,288	32.1
Domestic	2,857.3	1,050,494	17.6	3,184.3	775,160	17.9
Exports	2,435.7	892,421	15.0	2,613.7	619,128	14.3
Lump Coal	237.8	106,158	1.8	484.6	163,073	3.8
Domestic	206.4	93,725	1.6	366.4	132,618	3.1
Exports	31.4	12,433	0.2	118.2	30,455	0.7
Subtotal of Clean Coal	8,939.1	3,692,521	62.0	9,613.4	2,434,951	56.1
Domestic	5,239.1	2,271,827	38.1	4,787.9	1,274,391	29.4
Exports	3,700.0	1,420,694	23.8	4,825.5	1,160,560	26.7
Screened Raw Coal	6,065.6	2,024,798	34.0	7,923.8	1,739,031	40.1
Mixed Coal and others	1,634.5	240,849	4.0	1,501.1	167,707	3.9

Total	16,639.2	5,958,168	100.0	19,038.3	4,341,689	100.0

Domestic	12,939.2	4,537,474	76.2	14,212.8	3,181,129	73.3

Note:	The net sales of coal for the six months ended 30th June, 2005 and 30th June, 2004 are figures arrived at with the consolidation of Yanmei Shipping.

Railway Assets Specifically Used for Coal Transportation

Coal deliveries of the Company made by the railway assets specifically used for coal transportation (“Railway Assets”) in the first half of 2005 were 11.0 million tonnes, representing a decrease of 2.15 million tonnes or 16.3%, as compared to the same period last year. Railway transportation service net income of the Company for the first half of 2005 was RMB92.064 million (the realized income with charges calculated on an ex-mine basis and where exclusive railway charges of Railway Assets were borne by the customers), representing a decrease of RMB18.667 million or 16.9%, over the same period last year.

Cost and Expenses

The following table sets out the Company’s operating expenses, which are also expressed as percentages to total net sales, for each of the six months ended 30th June, 2005 and 2004 respectively:

	Six months ended 30th June
	2005	2004	2005	2004
	(RMB’000)		(% to total net sales)
Net sales
Net sales of coal	5,958,168	4,341,689	98.5	97.5
Net income of railway transportation service	92,064	110,731	1.5	2.5
Total net sales	6,050,232	4,452,420	100.0	100.0
Cost of sales and railway transportation service
Materials	526,848	452,843	8.7	10.2
Wages and employee benefits	524,367	452,389	8.7	10.2
Electricity	140,938	152,393	2.3	3.4
Depreciation	431,605	447,972	7.1	10.1
Expenses for land subsidence, restoring, recovery and environmental protection	359,694	159,585	5.9	3.6
Repairs and maintenance	171,166	122,786	2.8	2.7
Mining rights expenses	9,806	9,806	0.2	0.2
Transportation fees	53,530	24,112	0.9	0.5
Other expenses	211,106	135,851	3.5	3.1
Total cost of sales and railway transportation service	2,429,060	1,957,737	40.1	44.0
Selling, general and administration expenses	905,663	713,037	15.0	16.0
Total operating expenses	3,334,723	2,670,774	55.1	60.0

Total operating expenses of the Company for the first half of 2005 were RMB3,334.7 million, representing an increase of RMB663.9 million or 24.9%, as compared to the same period last year. Among which, cost of sales and railway transportation service increased by 24.1% while selling, general and administration expenses increased by 27.0%.

The percentage of total operating expenses to total net sales decreased from 60.0% in the same period last year to 55.1% in this reporting period.

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis are based on the Company’s unaudited interim financial reports of 2005 and 2004 respectively. These financial reports have been prepared in accordance with IFRS. In respect of the differences between IFRS and accounting principles generally accepted in the United States of America (the “US GAAP”), please refer to note 15 to the financial information prepared in accordance with IFRS contained herein.

In the first half of 2005, net realized sales of the Company were RMB6,050.2 million, representing an increase of RMB1,597.8 million or 35.9%, from RMB4,452.4 million over the same period in 2004. Among which, (1) net realized sales of coal were RMB5,958.2 million, representing an increase of RMB1,616.5 million or 37.2%, as compared to RMB4,341.7 million over the same period in 2004. The increase was the result of a setoff among an increase of RMB1,840.1 million attributable to the increase in price, an increase of 323.5 million attributable to the implementation of the “Four Optimizations” for the sales of coal and a decrease of RMB547.1 million attributable to the decrease in sales volume; and (2) net income generated from railway transportation service was RMB92.064 million, representing a decrease of RMB18.667 million or 16.9%, from RMB110.7 million of the same period last year. The decrease was primarily due to the decrease in the coal transportation volume, the charges of which were calculated on an ex-mine basis and where exclusive railway charges of Railway Assets were borne by the customers, as compared with the same period last year.

In the first half of 2005, cost of sales and railway transportation service were RMB2,429.1 million, representing an increase of RMB471.4 million or 24.1%, as compared to RMB1,957.7 million over the same period in 2004. Among which, coal sales cost was RMB2,376.7 million representing an increase of RMB459.8 million or 24.0%, as compared to RMB1,916.9 million for the same period last year; while the unit cost of coal sales was RMB142.84, representing an increase of RMB42.15 or 41.9%, compared to RMB100.69 for the same period last year. This was mainly because (1) objective factors increased the unit cost of coal sales by RMB21.47, among which the reduction of the rate of export tax rebates resulted in an increase of RMB2.93, the increased price in raw materials resulted in an increase of RMB5.32 and the increase in land subsidence expenditures resulted in an increase of RMB13.22; (2) increase in wages of employees in line with the increase of the Company’s efficiency increased the unit cost of coal sales by RMB7.45; (3) increase in expenditure due to the implication of “The Four Optimizations” increased the unit cost of coal sales by RMB5.50; (4) increase in safety measures increased the unit cost of coal sales by RMB2.87; (5) decrease in raw coal production volume resulted in a decrease in sale volume of 2.4 million tonnes compared to the same period last year which increased the fixed cost per tonne, resulting in an increase of the unit cost of coal sales by RMB4.81; (6) effective costs control of the Company partially offset the impact of the abovementioned factors that increased sales cost.

In the first half of 2005, selling, general and administration expenses (“SG&A”) of the Company were RMB905.7 million, representing an increase of RMB192.7 million or 27.0%, from RMB713.0 million over the same period in 2004. The increase in SG&A was mainly due to: (1) an increase in pension scheme funds of RMB45.422 million; (2) an increase in wages and employees’ benefits of RMB61.144 million; (3) an increase in resources compensation fees of RMB12.062 million; (4) an increase in repairs and maintenance expenses of RMB30.665 million; (5) an increase in the preliminary expenses for the Austar Coal Mine in Australia of RMB54.856 million.

In the first half of 2005, the Company’s realized operating income was RMB2,773.8 million, representing an increase of RMB923.3 million or 49.9%, compared to RMB1,850.5 million over the same period in 2004.

In the first half of 2005, interest expenses of the Company were RMB14.250 million, representing a decrease of RMB5.762 million or 28.8%, compared to RMB20.012 million over the same period in 2004. This was primarily due to the decrease in long-term bank loan balance compared to the same period last year.

In the first half of 2005, income before tax of the Company was RMB2,759.5 million, representing an increase of RMB929.1 million or 50.8%, compared to RMB1,830.4 million over the same period in 2004.

In the first half of 2005, net realized income attributable to the equity holders of the Company was RMB1,884.1 million, representing an increase of RMB 659.7 million or 53.9%, compared to RMB 1,224.4 million for the same period in 2004.

Total assets of the Company increased from RMB18,336.7 million as at 31st December, 2004 to RMB20,575.7 million as at 30th June, 2005, representing an increase of RMB2,239.0 million or 12.2%. The increase was primarily due to the increase of assets value resulting from the Company’s operating activities.

Total liabilities of the Company increased from RMB2,809.3 million as at 31st December, 2004 by RMB1,128.3 million or 40.2%, to RMB3,937.6 million as at 30th June, 2005. The increase in the Company’s total liabilities was primarily due to: (1) other payables and accrued expenses increased by RMB265.9 million; (2) amounts due to Yankuang Group Corporation Ltd. (the “Parent Company”) and its other subsidiaries increased by RMB673.6 million; (3) taxes payable increased by RMB282.8 million; (4) deferred tax liability increased by RMB53.224 million; and (5) accounts payable decreased by RMB147.1 million.

Shareholders’ equity increased from RMB15,523.8 million as at 31st December 2004 by RMB1,110.6 million or 7.2%, to RMB16,634.4 million as at 30th June 2005. The increase was principally attributable to the profits generated from the Company’s operating activities.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations was the Company’s major source of capital during the first half of 2005. The Company’s principal use of the capital was payment for operating activities expenditure and the purchase of property, plant and equipment.

As at 30th June, 2005, the balance of the Company’s bills and accounts receivable were RMB1,324.5 million, representing an increase of RMB100.7 million or 8.2% from RMB1,223.8 million as at 31st December, 2004. Out of the total receivables for the period, bills receivable accounted for RMB1,080.5 million, representing an increase of RMB190.5 million or 21.4%, as compared to RMB890.0 million as at 31st December, 2004. Increase in bills receivable was primarily due to the increase in documentary acceptance bill from coal sales. Accounts receivable decreased from RMB333.7 million as at 31st December, 2004 by RMB89.765 million or 26.9%, to RMB244.0 million as at 30th June, 2005. The decrease was a result of the Company’s strengthened efforts to collect its accounts receivable of previous financial years.

As at 30th June, 2005, inventories of the Company increased from RMB485.4 million as at 31st December, 2004 by RMB112.1 million or 23.1%, to RMB597.5 million. The increase was mainly due to the increase of inventory materials and coal.

Prepayments and other current assets increased from RMB188.3 million as at 31st December, 2004 by RMB93.076 million or 49.4%, to RMB281.4 million as at 30th June, 2005. The increase was mainly due to the increase in prepayments and deferred expenses.

Total accounts payable decreased from RMB478.3 million as at 31st December, 2004 by RMB147.1 million or 30.8%, to RMB331.2 million as at 30th June, 2005. The decrease was mainly due to the partial repayment of accounts payable by the Company.

Other payables and accrued expenses increased from RMB1,337.6 million as at 31st December, 2004 by RMB265.9 million or 19.9%, to RMB1,603.5 million as at 30th June, 2005. The increase was mainly due to an increase in dividends payable.

In the first half of 2005, the Company’s capital expenditure was RMB194.0 million. This was mainly used for the purchase and refurbishment of properties, machinery and equipment.

As at 30th June, 2005, the Company’s debt to equity ratio was 2.7%, which was calculated based on shareholders’ equity and total liabilities amounting to RMB16,634.4 million and RMB441.1 million respectively.

Taking into account the cash in hand and the abundant capital sources, the Company believes that it will have sufficient operating capital to meet its current needs.

TAXATION

The Company is subject to an income tax rate of 33% on its taxable profits for the reporting period.

US GAAP RECONCILIATION

The Company’s unaudited interim financial statements are prepared in accordance with IFRS, which differs in certain aspects from the US GAAP. In respect of these differences, please refer to note 15 to the financial statements of this reporting period prepared in accordance with IFRS contained herein.

OUTLOOK FOR THE SECOND HALF OF 2005

In the second half of 2005, the demand and supply in the domestic and overseas coal markets is expected to achieve an equilibrium. Coal prices are expected to adjust narrowly at a high level.

The demand and supply in the domestic coal market is generally expected to achieve an equilibrium. High quality coal price is expected to hover at a high level whilst the price of certain types of products is expected to adjust downward slightly. The national economy of the PRC maintains a steady growth. With the impact of the macroeconomic control measures, the domestic demand in coal continues to increase, though at a more gentle pace. Under the impact of the enhanced capacity of railway transportation of coal and the reduction in coal exports and increase in coal imports by the PRC government, the tightness of the domestic coal transportation has been eased and the supply increases. The continued effort in closing down unsafe small-medium coal mines by the State makes the pace of the production volume growth of coal to become gentle. It is expected that an equilibrium in the demand and supply of coal in the PRC will generally be achieved in the second half of 2005, coal price will remain stable, high quality coal price will hover at a high level and poor quality coal price will experience a downward adjustment.

International thermal coal price is generally expected to remain stable but metallurgic coal price is expected to experience a downward adjustment. The demand for coal in the international market continues to increase, though at a more gentle pace. Benefited from the economic recovery of the regions in Asia and the increase in demand for electricity, the demand for thermal coal incessantly increases. The increase in exports by the principal coal-producing countries such as Australia and Indonesia and the decrease in international sea freight costs results in the increase in the supply of international thermal coal. The demand and supply in international thermal coal basically achieves an equilibrium. The incessant-rising crude oil price and the reduction in the coal exports by the PRC help to support the international thermal coal price to hover at a high level. Excessive market supply in coke results in the decrease in international coking coal price, which will lead to a downward adjustment in price of the semi-soft coking coal.

The Company has entered into contracts for coal exports in 2005 in a volume of 8.02 million tonnes. The 2005 average contract price of coal products increases by USD12.25 as compared to the average contract price in the previous year, representing an increase of 23.6%.

Operating Strategies in the Second Half of 2005

The Company will use its best endeavors to increase its profitability and shareholders’ return through its internal development and external expansion. In the second half of 2005, the Company will focus on the following two operating strategies:

i)	Speeding up the pace of the existing external resources development projects and continuing to look for new acquisition opportunities.

The Company will increase the pace of construction progress of the Zhaolou coal mine in Heze City, Shandong Province and speed up the preparatory works prior to the commencement of production by Austar Coal Mine in Australia. The Company will also increase the pace of construction progress of the methanol project and push forward the business negotiation of the new coal mine project in Shaanxi Province. The Company will continue to look for new acquisition opportunities in coal and other relating industries in and outside PRC, expand the operating scale of its coal mine, develop coal deep processing business, extend the coal industry chains and enhance the development of the Company.

ii)	Improving operation and management and enhancing the profitability of the existing coal mines.

The Company aims to achieve growth in its results by stabilizing its existing coal output and sales volume, deepening the “Four Optimizations” for the sale of coal and strengthening cost control measures.

Firstly, speeding up moving the villages with coal underneath, reasonably adjusting the production layout, optimizing the production system of coal mines and perfecting the ancillary techniques and facilities to maintain the stability of the existing coal production volume.

Secondly, continuing to deepen the “Four Optimizations” for sales of coal and increasing net product prices. The Company will optimize its products mix, user mix, transportation structure and port flow structure to reduce sale cost and increase net product sale prices.

Thirdly, tightening the cost control measures. The Company will improve the financial control system and the budget management system, implement the budgeting management for its capital, costs and currency funds and control the capital risk.

DISCLOSURE OF SIGNIFICANT EVENTS

Final Dividends Distribution & Bonus Share Issue

At the 2004 annual general meeting of the Company held on 28th June, 2005, the shareholders of the Company approved (i) the final dividends of RMB799.24 million (before tax), or RMB0.26 (before tax) per share to be declared and paid to the shareholders of the Company; and (ii) the issue of bonus shares on the basis of six bonus shares for every ten existing shares based on the total share capital of 3,074,000,000 shares of the Company as at 31st December, 2004, increasing the Company’s total share capital to 4,918,400,000 shares.

Payments of the 2004 final dividends and the issue of bonus shares to the holders of H shares were completed on 27th July, 2005. The newly issued bonus shares were listed for public dealings from 28th July, 2005.

Interim Dividends Distribution

There will be no payment of interim dividends nor issue of bonus shares for the half-year of 2005.

Election of New Session of Directors and Supervisors

At the 2004 annual general meeting of the Company held on 28th June, 2005, Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Chen Guangshui and Mr. Dong Yunqing were elected as directors of the third session of the Board, Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi were elected as independent non-executive directors of the third session of the Board, and Mr. Meng Xianchang, Mr. Song Guo, Mr. Zhang Shengdong and Mr. Liu Weixin were elected as shareholders representative supervisors of the third session of the supervisor committee. And at the employees representatives conference of the Company held in May 2005, Mr. Xu Bentai was elected as the employee representative supervisor of the third session of the supervisory committee.

The term of office for the directors of the third session of the Board and that of the supervisors of the third session of the supervisory committee are both three years, to commence from the conclusion of the 2004 annual general meeting to the shareholders’ meeting appointing the directors of the fourth session of the Board and the supervisors of the fourth session of the supervisory committee.

Election of Chairman, Vice Chairman and Appointment of Senior Management

At the first meeting of the third session of the Board held on 28th June, 2005: Mr. Wang Xin was elected as the chairman of the third session of the Board; Mr. Geng Jiahuai and Mr. Yang Deyu were elected as the vice-chairmen of the third session of the Board; Mr. Yang Deyu was appointed as the general manager of the Company; Mr. Jin Tai, Mr. Zhang Yingmin, Mr. He Ye, Mr. Wang Xinkun, Mr. Tian Fengze, Mr. Shi Chengzhong and Mr. Lai Cunliang were appointed as the deputy general managers; Mr. Wu Yuxiang was appointed as the chief financial officer; Mr. Chen Guangshui was appointed as the secretary of the Board; Mr. Ni Xinghua was appointed as the chief engineer; Mr. Wu Yuxiang and Mr. Chen Guangshui were appointed as the Company’s authorized representatives.

Establishment of Special Committee of the Board and Adjustment of Functioning Departments

At the first meeting of the third session of the Board, the establishment of the audit committee of the third session of the Board was approved. Mr. Cui Jianmin, Mr. Pu Hongjiu, Mr. Wang Xiaojun, Mr. Wang Quanxi, Mr. Chen Changchun and Mr. Dong Yunqing were appointed as members of the audit committee with Mr. Cui Jianmin being the chairman.

The establishment of the remuneration committee of the third session of the Board was approved. Mr. Wang Quanxi, Mr. Wang Xiaojun and Mr. Dong Yunqing were appointed as members of the remuneration committee with Mr. Wang Quanxi being the chairman.

Adjustment of some functioning departments of the Company was approved: removal of the original economic operation department; establishment of the general coordination department, enterprise management department, project department and the enterprise community office.

Election of Chairman and Vice Chairman of the Supervisor Committee

At the first meeting of the third session of the supervisor committee held on 28th June, 2005, Mr. Meng Xianchang was elected as the chairman of the supervisor committee, and Mr. Song Guo was elected as the vice chairman of the supervisor committee.

Amendments to the Articles of Association of the Company

Pursuant to the approval of the 2004 annual general meeting, the Company amended the articles of association of the Company (the “Articles of Association”) in accordance with the new requirements of domestic and overseas supervising authorities and the needs of daily operations of the Company. Details of the amendments to the Articles of Association were posted to the shareholders of the Company on 13th May, 2005 and were published in the domestic China Securities Journal, Shanghai Securities News and Wen Wei Po, South China Morning Post of Hong Kong on 13th May, 2005.

Pursuant to the authorization granted in the 2004 annual general meeting of the Company, the Company amended Articles 16, 17 and 20 of the Articles of Association at the second meeting of the third session of the Board held on 19th August, 2005 so as to reflect the changes in the total share capital and the share capital structure of the Company after the Bonus Share Issue. Details of the amendments to the Articles of Association were published in the domestic China Securities Journal, Shanghai Securities News and Wen Wei Po, South China Morning Post of Hong Kong on 22nd August, 2005.

Acquisition of Equity Interest of Heze Neng Hua

For the purpose of obtaining reserve coal resources, enhancing profitability, and further implementing the non-competing undertakings and the undertakings related to the exploitation of coal resources in Juye coalfield made by the Parent Company at the time of the listing of the Company, the Company commenced the process to acquire 95.67% equity interest in Yankuang Heze Power Chemical Company Limited (now renamed as Yanmei Heze Neng Hua (“Heze Nenghua”)) owned by the Parent Company in November 2004.

The first extraordinary general meeting of the Company in 2005 was held on 19th August, 2005, in which the “Equity Transfer Agreement Between Yankuang Group Company Limited and Yanzhou Coal Miing Company Limited”, the “Supplemental Equity Transfer Agreement Between Yankuang Group Company Limited and Yanzhou Coal Mining Company Limited” (the “Supplemental Agreement”) and the relevant arrangement of down payment for the equity transfer were approved. Pursuant to the Supplemental Agreement, the consideration for the equity transfer in Heze Nenghua was RMB584.01 million. At any time within 12 months from the grant of mining rights for Zhaolou coal mine and Wanfu coal mine to the Parent Company, Heze Nenghua or any other subsidiary of the Company has a right to purchase such mining rights. When exercising the above right, Heze Nenghua or any other subsidiary company of the Company shall sign another agreement for the purchase of such mining rights with the Parent Company.

The equity interest transfer in Heze Nenghua is undergoing the relevant procedures for transfer of domestic state-owned property rights, and the price at which equity interest is acquired still needs the approval by State-owned Assets Management Committee of Shandong Province. The Company will make another announcement when the equity interest transfer is completed.

Material Litigation And Arbitration

Upon approval by the Board, the Company made an entrusted loan of RMB640 million to Shandong Xin Jia Industrial Company Limited through the Bank of China Jining Branch, which was secured by a guarantee provided by Lianda Group Limited, in December 2004. To control and avoid risk and to ensure repayment of the principal and interest of the entrusted loan, the Company has applied and obtained an order from the People’s High Court of Shandong Province to freeze the 289 million shares held by Lianda Group in Huaxia Bank Company Limited (“Huaxia Bank Shares”).

Since Shandong Xin Jia failed to duly repay the principal or the interest, the Higher People’s Court of Shandong Province gave an order on 28th March, 2005 for a lawful auction of the freezed Huaxia Bank Shares held by Lianda Group Limited in order to satisfy the principal, the interest, the penalty interest and the related costs and expenses of the entrusted loan. As at the end of this reporting period, the Higher People’s Court of Shandong Province has not yet completed the procedure for the auction and the Company has not yet received the principal, the interest, the penalty interest and the related costs and expenses of the entrusted loan.

The Higher People’s Court of Shandong Province has entrusted an auction institution to publish an auction announcement on 16th August, 2005 to fix the date for the auction of the freezed Huaxia Bank Shares on 6th September, 2005.

Save as disclosed above, the Company was not involved in other significant litigation and arbitration during the reporting period.

Material Contracts

Save as the Supplemental Agreement in the paragraph headed “Acquisition of Equity Interest of Heze Neng Hua”, the Company was not a party to any other material contract during this reporting period.

CONNECTED TRANSACTION

Details of the connected transaction occurred in the first half of 2005 are set out in note 13 to the financial statements prepared in accordance with the IFRS contained herein.

REPURCHASE, SALE OR REDEMPTION OF SHARES OF THE COMPANY

During this reporting period, the Company and its subsidiaries did not repurchase, sell or redeem any shares of the Company.

COMPLIANCE WITH MODEL CODE

Having made specific enquiry of all the directors of the Company, during this reporting period, the directors have strictly complied with the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) set out in Appendix 10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“the Listing Rules”). The Company has not adopted a code of conduct regarding the securities transactions of the directors that is of a lesser standard than the required standard set out in the Model Code.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

Save as disclosed below, the Company has complied with the code provisions in the Code On Corporate Governance Practices set out in Appendix 14 of the Listing Rules (the “Code Provision”) during this reporting period.

The Board has not established written guidelines for employees in respect of their dealings in the securities of the Company in accordance with the Code Provision article A.5.4. The reason is that PRC laws and regulations such as the Securities Law of People’s Republic of China and the Temporary Measures On Prohibiting Securities Cheat & Fraud are no less strict than the Code Provision in respect of the purchase and sale of securities of a listed company by persons with insider information. The employees of the Company have to observe such domestic laws and regulations. Pursuant to the laws and regulations of the PRC, the securities accounts (if any) of the directors, supervisors and senior management of the Company are locked by the China Securities Depository and Clearing Corporation Limited. The shares of the Company held by them cannot be sold during the term of their appointments and during the period of six months after the cessation of the term of their appointments.

IMPACT OF FLUCTUATIONS IN EXCHANGE RATES ON THE COMPANY

In the first half of 2005, exchange rate for RMB to US dollars varied slightly and basically has no influence on the Company’s financial status for the first half of 2005.

Starting from 21st July, 2005, China reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. RMB will no longer be pegged to the US dollar. Based on the closing price of RMB exchange rate announced by the People’s Bank of China on 21st July, RMB appreciated by approximately 2% to US dollars.

Impact of RMB appreciation to the Company is mainly reflected in (a) (coal exports of the Company are calculated in US dollar) decrease of income through coal export after conversion into RMB; (b) increase of conversion loss of foreign currency deposit; and (c) reduction of the Company’s import costs of equipment and fittings. The Company expects that the reform on RMB exchange rate regime will have a relatively small impact on the Company’s operation.

The Company has no plan to make hedging arrangements for the exchange rates of RMB to foreign currencies.

EMPLOYEES

As at 30th June, 2005, the Company had 29,674 employees, of whom 2,013 were administrative personnel, 1,046 were technicians, 22,810 were directly involved in coal production and 3,805 were supporting staff.

AUDITORS

The Company retained Deloitte Touche Tohmatsu Certified Public Accountants Ltd. (certified public accountants in the PRC (excluding Hong Kong)) and Deloitte Touche Tohmatsu (certified public accountants in Hong Kong) as its domestic and international auditors, respectively.

On behalf of the Board
Wang Xin
Chairman

19th August, 2005

Zoucheng, People’s Republic of China

As at the date of this announcement, the Directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Chen Guangshui and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

The interim report of the Company for the six-month period ended 30th June, 2005 containing all the information required by paragraghs 46(1) to 46(6) of Appendix 16 to the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited (http//www.hkex.com.hk) in due course.

INTERIM RESULTS

The unaudited interim operating results of the Company for the six months ended 30th June, 2005 prepared in conformity with (i) the relevant accounting principles and regulations applicable to PRC enterprises (“PRC GAAP”) and (ii) the International Financial Reporting Standards (“IFRS”).

(i) Unaudited financial information prepared under PRC GAAP.

STATEMENT OF INCOME AND PROFITS APPROPRIATION

FOR THE PERIOD FROM JANUARY 1, 2005 TO JUNE 30, 2005

	The Group Six months ended June 30,		The Company Six months ended June 30,
	2005	2004	2005	2004
	RMB (unaudited)	RMB (unaudited)	RMB (unaudited)	RMB (unaudited)
Revenue from principal operations	6,676,644,921	5,332,663,629	6,676,644,921	5,332,663,629
Less: Cost of principal operations	2,758,267,900	2,126,610,767	2,759,543,817	2,126,747,846
Sales taxes and surcharges	125,034,009	105,889,028	125,034,009	104,784,982

Profit from principal operations	3,793,343,012	3,100,163,834	3,792,067,095	3,101,130,801
Add: Profits from other operations	23,891,613	19,860,622	23,530,900	18,266,088
Less: Operating expenses	538,394,458	807,195,975	540,467,066	810,723,661
General and administrative expenses	805,420,279	671,022,623	794,341,205	667,739,229
Financial expenses	(4,424,385)	(8,002,957)	(7,015,528)	(8,149,010)

Operating profit	2,477,844,273	1,649,808,815	2,487,805,252	1,649,083,009
Add: Investment income	2,818,654	5,882,871	(7,775,735)	6,251,540
Non-operating income	277,296	835,176	257,296	835,176
Less: Non-operating expenses	2,076,971	6,103,231	1,904,251	6,072,693

Total profits	2,478,863,252	1,650,423,631	2,478,382,562	1,650,097,032
Less: Income taxes	821,951,620	591,986,035	821,759,469	591,828,892
Minority interest	288,539	169,456	—	—

Net profit	1,656,623,093	1,058,268,140	1,656,623,093	1,058,268,140
Add: Unappropriated profits at the beginning of the period	3,722,812,692	2,220,500,672	3,723,129,276	2,220,752,156

Profits available for appropriation	5,379,435,785	3,278,768,812	5,379,752,369	3,279,020,296
Less: Appropriations to statutory common reserve fund	—	—	—	—
Appropriations to statutory common welfare fund	—	—	—	—

Profits available for appropriation to shareholders	5,379,435,785	3,278,768,812	5,379,752,369	3,279,020,296
Less: Cash dividend proposed after the balance sheet date	—	—	—	—

Unappropriated profits at the end of the period	5,379,435,785	3,278,768,812	5,379,752,369	3,279,020,296

(ii) Unaudited Financial Information prepared under IFRS

CONDENSED CONSOLIDATED STATEMENT OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2005

	Notes	Six months ended June 30,
		2005	2004
		RMB’000 (unaudited)	RMB’000 (unaudited)
Gross sales of coal	4	6,459,547	5,116,043
Transportation costs of coal	4	(501,379)	(774,354)

Net sales of coal	4	5,958,168	4,341,689
Railway transportation service income		92,064	110,731
Cost of sales and service provided	5	(2,429,060)	(1,957,737)

Gross profit		3,621,172	2,494,683
Selling, general and administrative expenses	6	(905,663)	(713,037)
Other operating income	7	58,259	68,808

Operating income		2,773,768	1,850,454
Interest expenses	8	(14,250)	(20,012)

Income before income taxes		2,759,518	1,830,442
Income taxes	9	(875,175)	(605,840)

Net income for the period		1,884,343	1,224,602

Attributable to:
Equity holders of the Company		1,884,054	1,224,433
Minority interest		289	169

		1,884,343	1,224,602

Appropriations to reserve		202,864	168,874

Dividends		799,240	470,680

Earnings per share	10	RMB0.38	RMB0.27

Earnings per ADS	10	RMB19.15	RMB13.33

CONDENSED CONSOLIDATED BALANCE SHEET

AT JUNE 30, 2005

	Notes	At June 30, 2005	At December 31, 2004
		RMB’000	RMB’000
		(unaudited)	(audited)
ASSETS
CURRENT ASSETS
Bank balances and cash		7,421,663	5,216,738
Term deposits		239,892	—
Restricted cash		26,674	24,877
Bills and accounts receivable	11	1,324,453	1,223,788
Inventories	12	597,463	485,429
Other loans receivable		850,000	850,000
Amounts due from Parent Company and its subsidiary companies	13	—	213,871
Prepaid lease payments		13,190	13,190
Prepayments and other current assets		281,372	188,296
Prepayment for land subsidence, restoration, rehabilitation and environmental costs		97,017	103,407

TOTAL CURRENT ASSETS		10,851,724	8,319,596

MINING RIGHTS		134,983	138,617
PREPAID LEASE PAYMENTS		571,933	578,528
PROPERTY, PLANT AND EQUIPMENT, NET		8,226,062	8,537,150
GOODWILL		117,392	117,392
NEGATIVE GOODWILL		—	(27,621)
INVESTMENTS IN SECURITIES		62,181	62,181
RESTRICTED CASH		37,471	36,854
DEPOSIT PAID FOR ACQUISITION OF A SUBSIDIARY		574,000	574,000

TOTAL ASSETS		20,575,746	18,336,697

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable		331,183	478,281
Other payables and accrued expenses		1,603,450	1,337,565
Amounts due to Parent Company and its subsidiary companies	13	673,554	—
Unsecured bank borrowing – due within one year		200,000	200,000
Taxes payable		812,029	529,265

TOTAL CURRENT LIABILITIES		3,620,216	2,545,111
AMOUNTS DUE TO PARENT COMPANY AND ITS SUBSIDIARY COMPANIES
– DUE AFTER ONE YEAR	13	41,057	41,057
UNSECURED BANK BORROWING
– DUE AFTER ONE YEAR		200,000	200,000
DEFERRED TAX LIABILITY		76,328	23,104

TOTAL LIABILITIES		3,937,601	2,809,272

COMMITMENTS
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY		16,634,419	15,523,751
MINORITY INTEREST		3,726	3,674

TOTAL EQUITY		16,638,145	15,527,425

TOTAL LIABILITIES AND EQUITY		20,575,746	18,336,697

NOTES TO THE CONDENSED FINANCIAL STATEMENTS PREPARED UNDER IFRS

1.	BASIS OF PRESENTATION

The condensed financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” and with the applicable disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities on the SEHK. The Company also prepares a set of financial statements in accordance with the relevant accounting principles and regulations applicable to PRC enterprises (“PRC GAAP”). Differences between International Financial Reporting Standards (“IFRS”) and PRC GAAP are stated in note 14.

Differences between IFRS and accounting principles generally accepted in the United States of America (“US GAAP”) are stated in note 15.

2.	SIGNIFICANT ACCOUNTING POLICIES

The condensed financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value, as appropriate.

The accounting policies adopted are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2004 except as described below.

In the current period, the Group has adopted all of the new and revised standards and interpretations issued by the International Accounting Standards Board (the “IASB”) and the International Financial Reporting Interpretations Committee (IFRIC) of the IASB that are relevant to its operations and effective for accounting periods beginning on January 1, 2005. The application of these new and revised standards and interpretations has resulted in a change in the presentation of the income statement, balance sheet and the statement of changes in equity. In particular, the presentation of minority interests has been changed. The changes in presentation have been applied retrospectively. The adoption of these new and revised standards and interpretations has resulted in changes to the Group’s accounting policies in the following areas that have affected the amounts reported for the current or prior periods:

•	goodwill (IFRS 3); and

•	excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost of acquisition (previously known as negative goodwill) (IFRS 3).

The impact of these changes in accounting policies is discussed in detail later in this note. The impact on basis earnings per share is disclosed in note 10.

At the date of authorisation of these financial statements, the following standards and interpretations were in issue but not yet effective:

IAS 19 (Amendment)	Employee Benefits
IAS 39 (Amendment)	The Fair Value Option
IAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
IAS 39 (Amendment)	Financial Instruments: Recognition and Measurement and IFRS 4 Insurance Contracts
IFRS 6	Exploration for and Evaluation of Mineral Resources
IFRS 7	Financial Instruments: Disclosures
IFRIC 4	Determining whether an Arrangement contains a Lease
IFRIC 5	Right to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

The Group has commenced considering the potential impact of these standards and interpretations but is not yet in a position to determine whether these standards and interpretations will have a significant impact on how its results of operations and financial position are prepared and presented. These standards and interpretations may result in changes in the future as to how the results and financial position are prepared and presented.

IFRS 3 “Business Combinations”

Goodwill

IFRS 3 “Business Combinations” has been adopted for business combinations for which the agreement date is on or after March 31, 2004. The principal impact of the new Standard on the accounting for that transaction has been the recognition of contingent liabilities and certain intangible assets that would not have been recognized separately from goodwill under the predecessor Standard, IAS 22. No business combinations in the current period took place.

After initial recognition, IFRS 3 requires goodwill acquired in a business combination to be carried at cost less any accumulated impairment losses. Under IAS 36 “Impairment of Assets” (as revised in 2004), impairment reviews are required annually, or more frequently if there are indications that goodwill might be impaired. IFRS 3 prohibits the amortization of goodwill. Previously, under IAS 22, the Group carried goodwill in its balance sheet at cost less accumulated amortization and accumulated impairment losses. Amortisation was charged over the estimated useful life of the goodwill, subject to the rebuttable presumption that the maximum useful life of goodwill was 20 years.

In accordance with the transitional rules of IFRS 3, the Group has applied the revised accounting policy for goodwill prospectively from the beginning of its first annual period beginning on or after March 31, 2004, i.e. January 1, 2005, to goodwill acquired in business combinations for which the agreement date was before March 31, 2004. Therefore, from January 1, 2005, the Group has discontinued amortizing such goodwill and has tested the goodwill for impairment in accordance with IAS 36. At January 1, 2005, the carrying amount of amortization accumulated before that date of RMB29.3 million has been eliminated, with a corresponding decrease in the cost of goodwill.

Because the revised accounting policy has been applied prospectively, the change has had no impact on amounts reported for the year ended December 31, 2004 or prior periods. No amortisation has been charged in the current period. Under the previous accounting policy, RMB7.9 million would have been charged to income during the six months ended June 30, 2005, leaving a balance of goodwill of RMB110 million at June 30, 2005.

Excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost (previously known as negative goodwill)

IFRS 3 requires that, after reassessment, any excess of the acquirer’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of the business combination should be recognised immediately in profit or loss.

Previously, under IAS 22, the Group released negative goodwill to income over a number of accounting periods, based on an analysis of the circumstances from which the balance resulted. Negative goodwill was reported as a deduction from assets in the balance sheet.

In accordance with the transitional rules of IFRS 3, the Group has applied the revised accounting policy prospectively from January 1, 2005. Therefore, the change has had no impact on amounts reported for the year ended December 31, 2004 or prior periods.

The carrying amount of negative goodwill at January 1, 2005 has been derecognized at the transition date. Therefore, an adjustment of RMB27.6 million is made to opening retained earnings and negative goodwill at January 1, 2005.

Under the previous accounting policy, RMB13.8 million of negative goodwill would have been released to income during the six months ended June 30, 2005, leaving a balance of negative goodwill of RMB13.8 million at June 30, 2005. Therefore, the impact of the change in accounting policy in 2005 is a reduction in other operating income of RMB13.8 million and an increase in net assets at June 30, 2005 of RMB 13.8 million.

IAS 17 (Revised) “Leases”

Leasehold Interest in Land

In current period, the Group has applied IAS 17 Leases retrospectively.

Previously, the cost of land use rights was amortised over the term of the rights. The net carrying amount is presented as non-current asset. Under IAS 17, payments for land use rights is treated as prepaid lease payment under operating lease. Accordingly, the current portion of RMB13,190,000 (December 31, 2004: RMB13,190,000) has been reclassified to current assets.

3.	SEGMENT INFORMATION

The Group is engaged primarily in the coal mining business and the coal railway transportation business. The Company does not currently have direct export rights in the PRC and all of its export sales must be made through China National Coal Industry Import and Export Corporation (“National Coal Corporation”), Minmetals Trading Co., Ltd. (“Minmetals Trading”) or Shanxi Coal Imp. & Exp. Group Corp. (“Shanxi Coal Corporation”). The final customer destination of the Company’s export sales is determined by the Company, National Coal Corporation, Minmetals Trading or Shanxi Coal Corporation. Certain of the Company’s subsidiaries are engaged in trading and processing of mining machinery and the transportation business via rivers and lakes in the PRC. No separate segment information about these businesses is presented in these financial statements as the underlying gross sales, results and assets of these businesses, which are currently included in the coal mining business segment, are insignificant to the Group.

Business segments

For management purposes, the Group is currently organised into two operating divisions - coal mining and coal railway transportation. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Coal mining	– Underground mining, preparation and sales of coal
Coal railway transportation	– Provision for railway transportation services

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the six months ended June 30, 2005
	Coal mining	Coal railway transportation	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	5,958,168	92,064	—	6,050,232
Inter-segment	—	116,740	(116,740)	—

Total	5,958,168	208,804	(116,740)	6,050,232

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.
RESULT
Segment results	2,892,250	59,721	—	2,951,971

Unallocated corporate expenses				(214,978)
Unallocated corporate income				36,775

Operating income				2,773,768

	For the six months ended June 30, 2004
	Coal mining	Coal railway transportation	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	5,116,043	110,731	—	5,226,774
Inter-segment	—	146,052	(146,052)	—

Total	5,116,043	256,783	(146,052)	5,226,774

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.
RESULT
Segment results	1,865,247	128,830	—	1,994,077

Unallocated corporate expenses				(176,337)
Unallocated corporate income				32,714

Operating income				1,850,454

4.	SALES OF COAL AND TRANSPORTATION COSTS OF COAL

	Six months ended June 30,
	2005	2004
	RMB’000	RMB’000
Domestic sales of coal, gross	4,690,741	3,444,406
Less: Transportation costs	153,267	263,277

Domestic sales of coal, net	4,537,474	3,181,129

Export sales of coal, gross	1,768,806	1,671,637
Less: Transportation costs	348,112	511,077

Export sales of coal, net	1,420,694	1,160,560

Net sales of coal	5,958,168	4,341,689

Net sales of coal represents the invoiced value of coal sold and is net of returns, discounts, sales taxes and transportation costs if the invoiced value includes transportation costs to the customers.

Sales taxes consist primarily of a resource tax currently calculated at the rate of RMB3.60 per metric tonne (“tonne”) of the imputed quantity of raw coal sold and are paid to the local tax bureau. Prior to May 1, 2005, resource tax was charged at the rate of RMB2.40 per tonne of imputed quantity of raw coal sold. The resource tax for each of six months ended June 30, 2005 and 2004 amounted to RMB47,070,000 and RMB49,462,000, respectively.

5.	COST OF SALES AND SERVICE PROVIDED

	Six months ended June 30,
	2005	2004
	RMB’000	RMB’000
Materials	526,848	452,843
Wages and employee benefits	524,367	452,389
Electricity	140,938	152,393
Depreciation	431,605	447,972
Land subsidence, restoration, rehabilitation and environmental costs	359,694	159,585
Repairs and maintenance	171,166	122,786
Annual fee and amortization of mining rights	9,806	9,806
Transportation costs	53,530	24,112
Others	211,106	135,851

	2,429,060	1,957,737

6.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Six months ended June 30,
	2005	2004
	RMB’000	RMB’000
Retirement benefits scheme contributions	228,395	182,973
Wages and employee benefits	130,837	69,693
Additional medical insurance	20,212	16,295
Depreciation	30,749	26,333
Amortization of goodwill	—	5,388
Distribution charges	20,179	19,100
Allowance for doubtful debts	—	30,426
Resource compensation fees	62,925	50,863
Repairs and maintenance	70,100	39,435
Research and development	25,155	49,292
Staff training costs	15,153	13,667
Freight charges	10,746	3,342
Others	291,212	206,230

	905,663	713,037

7.	OTHER OPERATING INCOME

	Six months ended June 30,
	2005	2004
	RMB’000	RMB’000
Gain on sales of auxiliary materials	20,759	20,001
Interest income from bank deposits	33,841	26,273
Interest income on loan receivable	3,377	6,441
Release of negative goodwill to income	—	13,810
Others	282	2,283

	58,259	68,808

8.	INTEREST EXPENSES

	Six months ended June 30,
	2005	2004
	RMB’000	RMB’000
Interest expenses on bank borrowing wholly repayable within 5 years	12,320	17,737
Deemed interest expenses in respect of acquisition of Jining III	1,930	2,275

	14,250	20,012

No interest was capitalized during the relevant periods.

9.	INCOME TAXES

	Six months ended June 30,
	2005	2004
	RMB’000	RMB’000
Income taxes	821,951	591,986
Deferred tax charge	53,224	13,854

	875,175	605,840

The Group is subject to a standard income tax rate of 33%. The effective income tax rate of the Group for the current period is 34% (six months ended June 30, 2004: 33%). The major reconciling items are the amount claimed on the appropriation to future development fund which is eligible for tax deduction but is not charged to income under IFRS and the expenses not deductible for tax purposes.

10.	EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share attributable to equity holders of the Company for the six months ended June 30, 2005 and 2004 is based on the net income for the period of RMB1,884,054,000 and RMB1,224,433,000 and on the weighted average number of 4,918,400,000 shares and 4,592,000,000 shares in issue during the relevant periods, respectively.

The weighted average number of ordinary shares for the purposes of calculating basic earnings per share for both periods has been adjusted for the effect of the bonus issue of the Company on July 27, 2005.

The earnings per ADS have been calculated based on the net income for the relevant periods and on one ADS representing 50 H shares which has been adjusted for the effect of the bonus issue of the Company on July 27, 2005.

Impact of changes in accounting policies

Changes in the Group’s accounting policies during the period have had an impact on results reported for the six months ended June 30, 2005 and 2004, they have had an impact on the amounts reported for earnings per share. The following table summarises that impact on basic earnings per share:

	Impact on basic earnings per share Six months ended June 30,		Impact on earnings per ADS Six months ended June 30,
	2005	2004	2005	2004
	RMB	RMB	RMB	RMB
Non-amortisation of goodwill (replaced by impairment loss)	0.001	—	0.05	—
Negative goodwill no longer released to income	(0.003)	—	(0.15)	—

Total impact of changes in accounting policies	(0.002)	—	(0.10)	—

11.	BILLS AND ACCOUNTS RECEIVABLE

	At June 30, 2005	At December 31, 2004
	RMB’000	RMB’000
Total bills receivable	1,080,476	890,046
Total accounts receivable	370,677	460,442

	1,451,153	1,350,488
Less: Allowance for doubtful debts	(126,700)	(126,700)

Total bills and accounts receivable, net	1,324,453	1,223,788

Bills receivable represent unconditional orders in writing issued by or negotiated with customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties.

The Group made allowance for doubtful debts of RMB30,426,000 for the six months ended June 30, 2004 (Six months ended June 30, 2005: Nil).

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

The following is an aged analysis of bills and accounts receivable at the reporting date:

	At June 30, 2005	At December 31, 2004
	RMB’000	RMB’000
1 – 180 days	1,277,444	1,233,248
181 – 365 days	64,080	654
1 – 2 years	3,307	3,913
2 – 3 years	65	32,407
Over 3 years	106,257	80,266

	1,451,153	1,350,488

12.	INVENTORIES

	At June 30, 2005	At December 31, 2004
	RMB’000	RMB’000
COST
Auxiliary materials, spare parts and small tools	240,091	226,271
Coal products	357,372	259,158

	597,463	485,429

13.	RELATED PARTY TRANSACTIONS

The amounts due from Parent Company and its subsidiary companies were non-interest bearing, unsecured and no specific terms of repayments. The amounts were fully settled during the period.

The amounts due to Parent Company and its subsidiary companies are non-interest bearing and unsecured.

The amounts due to the Parent Company and its subsidiary companies as at June 30, 2005 included the present value of outstanding balance that arose from the funding of the acquisition of the mining rights of Jining III as of January 1, 2001 discounted using the market rate of bank borrowings.

The consideration for the cost of the mining rights of approximately RMB132,479,000 is to be settled over ten years by equal annual instalments before December 31 of each year, commencing from 2001.

	At June 30, 2005	At December 31, 2004
	RMB’000	RMB’000
Amounts due to Parent Company and its subsidiary companies:
Within one year	673,554	—
More than one year, but not exceeding two years	9,230	9,230
More than two years, but not exceeding five years	24,574	24,574
Exceeding five years	7,253	7,253

Total due	714,611	41,057
Less: amount due within one year	(673,554)	—

Amount due after one year	41,057	41,057

Except for the outstanding consideration for cost of mining rights of RMB41,057,000 as described above, the amounts due to Parent Company and/or its subsidiary companies have no specific terms of repayment but is expected to be repaid within one year.

During the periods, the Group had the following significant transactions with the Parent Company and/or its subsidiary companies:

	Six months ended June 30,
	2005	2004
	RMB’000	RMB’000
Income
Sales of coal	390,037	214,045
Sales of auxiliary materials	226,496	184,702
Utilities and facilities	14,500	14,500

Expenditure
Utilities and facilities	174,721	165,121
Annual fee for mining rights	6,490	6,490
Purchases of supply materials and equipment	142,414	101,935
Repairs and maintenance services	55,635	47,262
Social welfare and support services	110,961	97,105
Technical support and training	7,565	7,565
Road transportation services	20,583	8,341
Construction services	—	160,342

Certain expenditures for social welfare and support services (excluding medical and child care expenses) of RMB31,875,000 for each of the six months ended June 30, 2005 and 2004, and for technical support and training of RMB7,565,000 for each of the six months ended June 30, 2005 and 2004, have been charged by the Parent Company at a negotiated amount per annum, subject to changes every year.

The above transactions were charged either at markets prices or based on terms agreed by both parties.

On November 16, 2004, the Group entered into an equity transfer agreement, pursuant to which the Parent Company agreed to transfer a 95.67% equity interests in Heze owned by the Parent Company to the Group. On June 28, 2005, the Group entered into a supplementary agreement with the Parent Company whereby the purchase consideration was revised to RMB584.01 million. During the year ended December 31, 2004, the Group made a purchase deposit of RMB574 million. The remaining balance will be satisfied by cash upon the completion of the acquisition.

The acquisition of Heze is subjected to the approval from the shareholders of the Company at an extraordinary general meeting to be held in August 2005 and approval from the State-owned Assets Supervision and Administration Commission of the Shandong Province, details of which are set out in a circular to the shareholders of the Company dated June 29, 2005.

In addition to the above, the Company participates in a multi-employer scheme of the Parent Company in respect of retirement benefits.

14.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND PRC GAAP

The condensed financial statements prepared under IFRS and those prepared under PRC GAAP have the following major differences:

(i)	adjustment of future development fund, which is charged to income before income taxes under PRC GAAP, to shareholders’ equity;

(ii)	reversal of the Work Safety Cost provided but not yet incurred, which is charged as an expense when set side under PRC GAAP;

(iii)	negative goodwill arising under IFRS for the acquisition of Jining III is recognized as income in the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets prior to January 1, 2005. No negative goodwill arose from the above transaction under PRC GAAP;

(iv)	the installments payable to the Parent Company for the acquisition of Jining III have been stated at present value discounted using market rates under IFRS while under PRC GAAP, the installments payable are stated at gross amount. Accordingly, deemed interest expense arises on the installments payable to the Parent Company under IFRS and no such interest expenses are recognized under PRC GAAP;

(v)	write off pre-operating expenses capitalized in a subsidiary of the Company as a long term asset under PRC GAAP;

(vi)	reversal of amortisation of goodwill under PRC GAAP, which is not amortized but instead tested for impairment at least annually under IFRS from January 1, 2005 onwards; and

(vii)	recognition of a deferred tax asset/liability under IFRS for the tax consequence of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities, which are not recognized under PRC GAAP.

The following table summarizes the differences between IFRS and PRC GAAP:

	Net income attributable to equity holders of the Company for six months ended June 30,		Net assets attributable to equity holders of the Company as at
			June 30, 2005	December 31, 2004
	2005	2004
	RMB’000	RMB’000	RMB’000	RMB’000
As per condensed financial statements prepared under IFRS	1,884,054	1,224,433	16,634,419	15,523,751
Impact of IFRS adjustments in respect of:
- transfer to future development fund which is charged to income before income taxes under PRC GAAP	(202,864)	(168,874)	(188,880)	(96,669)
- reversal of Work Safety Cost	(127,619)	—	(332,287)	(204,668)
- release of negative goodwill to income	—	(13,810)	(138,101)	(110,480)
- deemed interest expenses	1,930	2,275	111,292	109,362
- write-off of pre-operating expenses of a subsidiary	54,856	—	54,856	—
- reversal of goodwill amortization	(6,958)	—	(6,958)	—
- deferred tax effect on temporary differences not recognized under PRC GAAP	53,224	13,854	76,328	23,104
- others	—	390	8,071	8,071

As per financial statements prepared under PRC GAAP	1,656,623	1,058,268	16,218,740	15,252,471

Note: There are also differences in other items in the condensed financial statements due to differences in classification between IFRS and PRC GAAP.

15.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP

The condensed financial statements are prepared in accordance with IFRS (“IFRS Financial Statements”), which differ in certain significant respects from US GAAP. The significant differences relate principally to the accounting for the acquisitions of Jining II, Jining III and Railway Assets, the cost bases of property, plant and equipment and land use rights and related adjustments to deferred taxation.

Under IFRS Financial Statements, the acquisitions of Jining II, Jining III and Railway Assets have been accounted for using the purchase method which accounts for the assets and liabilities of Jining II, Jining III and Railway Assets at their fair value at the date of acquisition. Any excess of the purchase consideration over the fair value of the net assets acquired is capitalized as goodwill. Prior to January 1, 2005, such goodwill was amortized over a period of ten to twenty years. Subsequent to January 1, 2005, such goodwill is tested for impairment at least annually. Prior to January 1, 2005, any excess of the fair value of the net assets acquired over the purchase consideration was as negative goodwill, which was presented as a deduction from the assets of the Group in the condensed consolidated balance sheet, and such negative goodwill was released to the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets. The carrying amount of negative goodwill at January 1, 2005 has been derecognized. Therefore, an adjustment has been made to opening retained earnings and negative goodwill at January 1, 2005.

Under US GAAP, as the Group, Jining II, Jining III and Railway Assets are entities under the common control of the Parent Company, the assets and liabilities of Jining II, Jining III and Railway Assets are required to be included in the condensed consolidated balance sheet of the Group at historical cost. The difference between the historical cost of the assets and liabilities of Jining II, Jining III and Railway Assets acquired and the purchase price paid is recorded as an adjustment to shareholders’ equity.

Under IFRS Financial Statements, the mining rights of Jining III are stated at purchase consideration less amortization. Mining rights are amortized on a straight line basis over twenty years, being the useful life estimated based on the total proven and probable reserves of the coal mine. Under US GAAP, as both the Group and Jining III are entities under the common control of the Parent Company, the mining rights have to be restated at nil cost and no amortization on mining rights will be recognized. However, a deferred tax asset relating to the capitalization of mining rights is required to be recognized under US GAAP as a higher tax base resulting from the capitalization is utilized for PRC tax purposes.

Under IFRS Financial Statements, property, plant and equipment and land use rights are stated at their respective fair values at the date of acquisition even including transactions between entities under common control. The fair value amount becomes the new cost basis of the assets of the Company formed from the reorganization and depreciation is based on such new basis. Under US GAAP, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. Accordingly, property, plant and equipment and land use rights are restated at the historical cost and no additional depreciation on the fair value amounts will be recognized under US GAAP. However, a deferred tax asset relating to the difference in cost bases between the fair value at the date of acquisition and historical cost is required to be recognized under US GAAP as the tax basis of the assets is the fair value amount at the date of acquisition.

Under IFRS Financial Statements, the acquisition of Yanmei Shipping has been accounted for using purchase method which accounted for the assets and liabilities of Yanmei Shipping at their fair value at the date of acquisition. The excess of the purchase consideration over the value of the net assets acquired is capitalized as a goodwill and was, prior to January 1, 2005, amortized over a period of ten years. After January 1, 2005, such goodwill is tested for impairment at least annually. Under US GAAP, goodwill is not amortized but instead tested for impairment at least annually starting from the initial recognition of goodwill in 2003, when Yanmei Shipping was acquired by the Group.

The adjustments necessary to restate net income and shareholders’ equity in accordance with US GAAP are shown in the tables set out below.

	Six months ended June 30,
	2005	2004
	RMB’000	RMB’000
Net income attributable to equity holders of the Company as reported under IFRS	1,884,054	1,224,433
US GAAP adjustments:
Additional depreciation charged on fair valued property, plant and equipment and land use rights	94,064	93,958
Additional deferred tax charge due to a higher tax base resulting from the difference in cost bases of property, plant and equipment and land and use rights and capitalization of mining rights	(32,134)	(32,100)
Amortization of negative goodwill on acquisition of Jining III	—	(13,810)
Amortization of mining rights of Jining III	3,312	3,316
Amortization of goodwill arising on acquisition of Jining II	—	390
Amortization of goodwill arising on acquisition of Railway Assets	—	4,440
Amortization of goodwill arising on acquisition of Yanmei Shipping	—	558

Net income under US GAAP	1,949,296	1,281,185

Earnings per share under US GAAP	RMB0.40	RMB0.28

Earnings per ADS under US GAAP	RMB19.82	RMB13.95

	At June 30, 2005	At December 31, 2004
	RMB’000	RMB’000
Equity attributable to the equity holders of the Company as reported under IFRS	16,634,419	15,523,751

US GAAP adjustments:

Difference in cost bases of property, plant and equipment and land use rights	(2,561,032)	(2,561,032)
Additional depreciation charged on fair valued property, plant and equipment and land use rights	1,407,002	1,312,938
Additional deferred tax asset due to a higher tax base resulting from the difference in cost bases of property, plant and equipment and land use rights	380,830	411,871
Goodwill arising on acquisition of Jining II	(10,106)	(10,106)
Negative goodwill arising on acquisition of Jining III, net	—	27,621
Mining rights of Jining III	(102,671)	(105,983)
Additional deferred tax asset due to a higher tax base resulting from capitalization of mining rights	33,881	34,974
Goodwill arising on acquisition of Railway Assets	(97,240)	(97,240)
Amortization of goodwill on acquisition of Yanmei Shipping	1,116	1,116

Shareholders’ equity under US GAAP	15,686,199	14,537,910

Under US GAAP, the Group’s total assets would have been RMB19,551,198,000 and RMB17,327,752,000 at June 30, 2005 and December 31, 2004, respectively.

About the Company

Our contact information of this release is:

•	Business address: 40 Fushan Road, zoucheng, Shandong Province, PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Chen Guangshui, Director and Company Secretary; (86) 537 538 3310